Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated June 8, 2020
Registration No. 333-237548

$75,000,000

5.50% Fixed to Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	Great Southern Bancorp, Inc. (the “Company” or the “Issuer”)

Security:	5.50% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$75,000,000

Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	June 10, 2020

Settlement Date:	June 12, 2020 (T + 2)

Final Maturity Date (if not previously redeemed):	June 15, 2030

Coupon:	5.50% per annum, from and including the Settlement Date, to but excluding June 15, 2025 or the earlier redemption date, payable semi-annually in arrears. From and including June 15, 2025 to, but excluding the maturity date or earlier redemption date, a floating per annum rate expected to be equal to the then current three-month SOFR (as defined in the prospectus supplement under “Description of the Notes — Interest”) plus 532.5 basis points, provided, however, that in the event three-month SOFR is less than zero, three-month SOFR shall be deemed to be zero, plus 532.5 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on June 15 and December 15 of each year through, but not including, June 15, 2025 or the earlier redemption date, and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on December 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 15, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to June 15, 2025, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include repayment or redemption of outstanding indebtedness, the payment of dividends, providing capital to support the Company’s organic growth or growth through strategic acquisitions, capital expenditures, financing investments, repurchasing shares of the Company’s common stock, and for investments in Great Southern Bank as regulatory capital.

Price to Public:	100.00%

Underwriters’ Discount:	1.45% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$73,912,500

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•     will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•     will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

•     will rank senior in right of payment and upon the Company’s liquidation to (i) its existing junior subordinated debentures and (ii) any of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•     will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Great Southern Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2020, Great Southern Bank had $4.2 billion of deposits, $124.5 million of customer repurchase agreements and $1.3 million of short-term borrowings and other interest-bearing liabilities, to which the Notes will be structurally subordinated. As of March 31, 2020 the Company, at the holding company level, had no Senior Indebtedness ranking senior to the Notes, approximately $75.0 million of subordinated notes ranking on parity with the Notes and approximately $25.8 million of junior subordinated debentures issued to capital trust ranking junior to the Notes.

CUSIP/ISIN:	390905 AC1 / US390905AC15

Joint Book-Running Managers:	Piper Sandler & Co. Keefe, Bruyette & Woods, A Stifel Company

Co-Manager:	Janney Montgomery Scott LLC

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the second business day following the trade date of June 10, 2020 (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Notes will initially settle in 2 business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Piper Sandler & Co. toll-free at (866) 805-4128 or emailing fsg-dcm@psc.com. Alternatively, you may obtain a copy of the prospectus or the related preliminary prospectus supplement by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.